September 22, 2022

Vanessa Robertson. CPA

Brian Cascio, CPA

Celeste Murphy, Esq.

Daniel Crawford, Esq.

Securities Exchange Commission

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

Washington, D. C. 20549

Re: Halberd Corp

Registration Statement on Form 10

Filed May 11, 2022

Reply to Amendment No. 3 filed September 1 and Associated Amendment No. 4 Being filed Concurrently

File No. 000-56440

Dear Ladies and Gentlemen:

Thank you for your comments forwarded to us on September 8, 2022 relative to Amendment No. 3 filed September 1. We respond as follows:

Amendment No. 3 to Form 10 filed September 1, 2022

Item 1 Business, page 3

1.

We note your response to Comment 4 and reissue in part. We note you state in your letter that you removed the reference to the elimination of bacterial meningitis in 20 minutes but you continue to state your extracorporeal treatment takes 20 minutes to treat bacterial meningitis on page 3. Please revise to remove this statement since you have not treated bacterial meningitis in humans.

Response: We recognize the inconsistency and revise the paragraph to read, in part as: For example, as to bacterial meningitis: the normal protocol is a 7-day course of antibiotics. If the results of Halberd’s in-vitro testing are proven to be reflected in human testing, then Halberd’s extracorporeal treatment could be effective in treating meningitis in as little as 20 minutes.

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William Hartman

Halberd Corporation

September 22, 2022

2.

We note your new disclosure that you are convinced your extracorporeal treatment is effective and has no side effects. Please revise to remove this statement because safety and efficacy determinations are solely within the authority of the FDA or comparable foreign regulators.

Response:  We acknowledge your comment and revise the statement at follows: We believe, based on the science underlying the technology, that our extracorporeal treatment is effective AND has no side effects; however, this claim has not been evaluated by the FDA.

3.

We note your response to Comment 5 and reissue in part. We note the Youngstown State University Mutual Non-Disclosure Agreement, filed as exhibit 10.9, is effective as of August 22, 2022. The relatively recent date of this agreement appears to conflict with your statements that your research work with Youngstown State University is "well underway" on pages 4 and 5. Please revise to clarify when Youngstown State University commenced providing research services.

Response: We acknowledge your comment. The document included as exhibit 10.9 was in error. The document filed should have been the non-disclosure agreement dated February 4, 2021. At the time Halberd began work with Youngstown State University, it was agreed since both parties had a mutual interest in investigating alternative methods of eliminating E.coli bacteria from water, there was no need for a separate Sponsored Research Agreement.

4.

We note your response to Comment 8 and reissue. Please revise to discuss the effect of government regulations on your business. Refer to Item 101(h)(4)(ix) of Regulation S-K.   Because the prior Comment 8 was referenced in the original Comment Letter, we incorporate by reference the relevant passages from the prior Comment 8:  “…For example, without limitation discuss how you expect the FDA will regulate the extracorporeal technology  and describe the regulatory pathway required to obtain [FDA] approval and reissue.  Please revise to discuss the effect of government regulations on your business…”

Response:  We propose to add the following text to the “Business” descript to the attached Form 10 Amendment No. 4.  With the insertion of this upgraded text, we believe these edits will be fully responsive to this SEC Comment No. 4 (and the referenced original Comment No,8):

“…Halberd is subject to FDA regulation with regard to its products, services and medical devices it currently envisions developing. See the Risk Factors that follow and provide a more detailed overview. (See especially “Risks Related to Development, Clinical Testing and Regulation of Our Products and Product Candidates.”  In summary, the bio-medical industry is expensive, has long lead times, requires highly educated and technical medical expertise and is subject to both the vagaries of the market place and essentially perpetual government oversight (and changes). Those challenges often have a domestic and international component and require successful, frequent and large fund-raising needs:  Compliance and regulatory issues are pretty much a constant part of our business plan.  In that context, our long-term success depends upon the successful development of new products, services and funding campaigns, both from private sources (such as private and/or public offerings) and governmental contracts and grants.

By way of example, the following analysis is our “educated” best guess of the pathway we expect to encounter in getting approval of our outside the body (“extracorporeal”) technology:

•

Noting that we have not yet met with the FDA staff or discussed our extracorporeal technology, it’s pretty early to actually know what will be required secure FDA approval of HALB’s extracorporeal technology,

•	Our objective is to develop a proposal to FDA that would outline a process that would address the safety and efficacy of the technology with supporting clinical testing.
•	That testing could be animal and human or some combination.
•	Whether the testing is in vitro or in vivo in character, we seek to establish the validity of the therapeutic approach of extracorporeal technology.
•

The proposal necessarily will involve considerable detail, for example, how the tests to be monitored, by whom (specifically committees from local hospitals), how paid, what confidence levels, what works, animal may live after testing but the animal may be in distress.

•	The FDA staff could concur, reject or result in a counter-proposal, in other words expand the trials in order to get needed FDA support.
•	In our case, we have engaged in pre-clinical testing and in the early stages of putting together our proposal to obtain FDA authorization to commercialize our technology.
•	We expect rigorous trials.
•

Even so, we believe there is a lot of precedent (a predicate that could shorten the trials, thereby reducing time and costs), in this case, dialysis, blood work, vaccines, heat and/or radiation to destroy bacteria, etc.

•

In this case, extracorporeal technology seeks a way to identify pathological proteins (toxins) that result in disease. Our job is to identify and develop antibodies directed against those proteins. After all, the premise of the technology is that the testing will establish the safety and efficacy of the therapeutic approach—presumably improving the condition of the patient--and we are returning to the body all but the culprit protein/toxin!

•	Once we are this far along in the process, we would collect these “toxins” and eliminate by binding to nanoparticle filtration devices metal and ultimately remove them from the body.
•	Our current status is to develop pre-clinical data supporting the proposal we are in the early stages of developing.
•	We will, of course, engage experts to develop and adjust our strategy as events may dictate.

We expect that every step in this process will have a compliance, regulatory component—and those steps will evolve in response to governmental regulations over time.

Halberd has applied for and received a Commercial and Government Entity (“CAGE”) code to enable Halberd to be eligible to apply for government contracts.  Halberd has submitted two white papers—the terminology FDA uses in its funding application process to our proxy in Washington, the Phoenix Group, to use in applying for two Other Transactions (“OT”) Authority contracts. While our contract submissions have been accepted, to date the proposals have not been funded. The funding of our contract(s) is dependent upon adequate funding by Congress, within the “Other Transaction Authority” of the National Defense Authorization Act, made permanent and codified by 10 U.S.C 2371b Prototype as the funding source. The relevant Designated Offices include the following agencies within the Department of Defense: Office of the Under Secretary of Defense for Acquisition and Sustainment; Defense Health Agency (“DHA”) and the Defense Advanced Research Projects Agency (“DARPA”).

Halberd is in the process of planning animal tests in the fourth quarter to verify the safety and efficacy of its patented extracorporeal process to remove inflammatory cytokines and other causal materials from cerebrospinal fluid associated with traumatic brain injuries as well as blood for blood-borne diseases. These tests will be conducted at Mississippi State University and/or other leading qualified universities. Halberd is also currently working with mdi consulting, a company with expertise and prior experience in guiding companies like Halberd through the FDA process in order to minimize cost and timing associated with the FDA certification process…”

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William Hartman

Halberd Corporation

September 22, 2022

Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview of 2021 results, page 33

5.

Please refer to your response to comment 11 and your revised disclosure. We note that you added footnotes 1 and 2 after the Securities Counselors and Epidemiologic Solutions Corp line items, respectively. Please add footnote explanations to clarify that the payments transmitted by Securities Counselors, Inc. were on behalf of ESC.

Response: We acknowledge your comment and have footnoted the explanation that the capital contribution payments made by Securities Counselors, Inc. were contributed on behalf of Epidemiologic Solutions Corporation.

Consolidated Statements of Operations, page F-4

6.

Please refer to your response to comments 13, 15 and 16. You state that you have corrected the error in your accounting treatment and have revised the balance sheet to present the face amount of the liabilities rather than the fair value with mark-to-market adjustments. Please amend your filing to provide the disclosures required by ASC 250-10-50-7 through 50-9 related to the correction of an error, label your financial statements as restated, as appropriate, and ensure that the restatement is discussed in the audit report. Such disclosures should be included within your registration statement as well as an amended 10-Q periodic report for the quarterly period ended April 30, 2022. additionally, please also file a Form 8-K pursuant to Item 4.02 disclosing that the financial statements in the 10-Q should no longer be relied upon.

Response: We acknowledge your comment and have filed a Form 8-K to disclose non-reliance on the financial statements included in our Form 10-Q for the period ended April 30, 2022, and the Form 10 for the periods ending July 31, 2021 and 2020. The financial statements were properly presented within the form 10-Q as filed with the Commission on August 29, 2022, and its Annual Report on Form 10-12G for the years ended July 31, 2021 and 2020, originally filed with the SEC on May 11, 2022, but they were not disclosed as restated. They have now been corrected to disclose the correction of the error and properly present the corrected financial statements as restated.

Note 3 - Convertible Judgments Payable and Contingent Liabilities, page F-9

7.

Refer to your response to comment 15 and your revised disclosure. Since the fair value of these liabilities is no longer presented on the face of the balance sheet, please delete disclosure of the aggregate market value of the Company’s judgments payable in the last paragraph of Note 9 on page F-15 or explain why you believe this disclosure is required. Please make similar changes to the unaudited note on page F-30.

Response: We acknowledge your comment and have deleted the aggregate market value disclosures in Notes 9 on pages F-15 and F-30.

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William Hartman

Halberd Corporation

September 22, 2022

Index to Financial Statements for the Fiscal Periods Ending January 31, 2022 and 2021, page F17

8.

Refer to your response to comment 17. It does not appear that any revisions have been made to the index. The title of the index is currently "For the Fiscal Periods Ending January 31, 2022 and 2021". Please revise this to April 30, 2022 and 2021. In addition, revise the names of each of the financial statements listed accordingly, from three and six months ended January 31, 2022 and 2021 to three and nine months ended April 30, 2022 and 2021.

Response: We have updated the dates and the periods from the three and six months ended to the three and nine months ended, accordingly.

Notes to Condensed Consolidated Financial Statements Note 4 - Fair Value of Financial Instruments, page F-26

9.

Refer to your response to comment 16. You state that you have corrected the disclosure to present the amounts as Level 2, rather than Level 3. Therefore, please revise the table as well as the paragraph under the table to show that the convertible judgments payable is Level 2 similar to your changes in the audited notes to financial statements on page F-11.

Response: We acknowledge your comment and have updated the disclosures to Note 4 on page F-26, accordingly.

_____________________________________________________

We acknowledge that the Company and its management are responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Upon completion of the review of this Amendment No. 4 to the Form 10, we trust all comments will have been satisfied and you can advise us that the Company’s Form 10 Registration Statement has no out-standing comments.

Thank you for your assistance and prompt review of these Form 10 materials as originally filed May 11 and prospectively this Amendment No. 4 to the Form 10.

Should you have any questions during the course of your review, please let me know.

Very truly yours,

___________________

Willliam Hartman. Principal Executive Officer and Financial Officer

Halberd Corporation

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